UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

EDIBLE GARDEN AG INCORPORATED
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

28059P204

(CUSIP Number)

May 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28059P204

1	Names of reporting persons James E. Kras
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 46,265
	6	Shared voting power 13,334
	7	Sole dispositive power 46,265
	8	Shared dispositive power 13,334

9	Aggregate amount beneficially owned by each reporting person 59,599
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 3.0%
12	Type of reporting person IN

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Item 1.

(a)	Name of issuer:
Edible Garden AG Incorporation

(b)	Address of issuer’s principal executive offices:
283 County Road 519
Belvidere, NJ, 07823

Item 2.

(a)	Name of person filing:
James E. Kras

(b)	Address of principal business office or, if none, residence:
283 County Road 519
Belvidere, NJ, 07823

(c)	Citizenship:
United States of America

(d)	Title of class of securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP No.:
28059P204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount beneficially owned: See Row 9 of the cover page.

(b)	Percent of class: See Row 11 of the cover page.

(c)	Number of shares as to which the person has:
	i.	Sole power to vote or to direct the vote: See Row 5 of the cover page.
	ii.	Shared power to vote or to direct the vote: See Row 6 of the cover page.
	iii.	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page.
	iv.	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page.

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Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

James E. Kras

Dated: February 13, 2023	By:	/s/ James E. Kras
	Name:	James E. Kras

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